UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

       Press Release

Highlights

The main figures obtained by Bradesco in the first semester of 2015 are presented below:

1.   Adjusted Net Income(1) for the first semester of 2015 stood at R$8.778 billion (a 20.6% increase compared to the R$7.277 billion recorded in the same period of 2014), corresponding to earnings per share of R$3.35 and Return on Average Adjusted Equity(2) of 21.9%.

2.   As for the source, the Adjusted Net Income is composed of R$6.212 billion from financial activities, representing 70.8% of the total, and of R$2.566 billion from insurance, pension plans and capitalization bonds operations, which together account for 29.2%.

3.   On June 30, 2015, Bradesco market value stood at R$142.098 billion(3), showing a growth of 5.4% over June 30, 2014.

4.   Total Assets, in June 2015, stood at R$1.030 trillion, an increase of 10.6% over the June 2014 balance. The return on Average Total Assets was 1.7%, an increase of 0.1 p.p. over June 2014 (1.6%).

5.   In June 2015, the Expanded Loan Portfolio(4) reached R$463.406 billion, up 6.5% over  June 2014. Operations with individuals totaled R$143.461 billion (an increase of 6.2% over June 2014), while corporate segment operations totaled R$319.945 billion (up 6.6% over June 2014).

6.   Assets under Management stood at R$1.444 trillion, a 10.7% increase over  June 2014.

7.   Shareholders’ Equity totaled R$86.972 billion in June 2015, 13.2% higher than in June 2014. Basel III Ratio, calculated based on the Prudential Consolidated stood at 16.0% in June 2015, 12.8% of which was classified as Common Equity / Tier I.

8.   A total of R$2.908 billion was paid to shareholders as Interest on Shareholders’ Equity and Dividends for the first semester of 2015, of which R$522 million were paid in monthly and interim installments and R$2.386 billion were provisioned.

9.   The Interest Earning Portion of the Net Interest Income stood at R$26.688 billion, an increase of 17.8% compared to the first semester of 2014.

10. The Delinquency Ratio over 90 days stood at 3.7% on June 30, 2015.

11. The Operating Efficiency Ratio (ER)(5) in June 2015 was 37.9% (40.9% in June 2014), while in the “risk-adjusted” concept, it stood at 46.5% (50.0% in June 2014).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$30.357 billion in the first semester of 2015, up 19.3% when compared to the same period in 2014. Technical Reserves stood at R$164.566 billion, an increase of 15.3% compared to the balance in June 2014.

13. Investments in infrastructure, information technology and telecommunications amounted to R$2.706 billion in the first semester of 2015, up 22.4% over the same period in the previous year.

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$13.752 billion, of which R$6.016 billion were related to taxes withheld and collected from third parties, and R$7.736 billion were calculated based on activities developed by Organização Bradesco, equivalent to 88.1% of the Adjusted Net Income(1).

15. Bradesco has an extensive Customer Service Network in Brazil, with 4,628 Branches and 3,463 Service Points (PAs). Customers of Bradesco can also count on 980 ATMs, 50,042 Bradesco Expresso service points, 31,132 Bradesco Dia & Noite ATMs, and 18,278 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits, totaled R$5.991 billion. Social benefits provided to all 93,902 employees of Organização Bradesco and their dependents amounted to R$1.497 billion, while investments in education, training and development programs totaled R$58.448 million.

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) Excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

  4  Economic and Financial Analysis Report – June 2015

Press Release

Highlights

17. In July 2015, Bradesco, through Bradesco Financiamentos, signed a partnership agreement with the Fiat Chrysler Automóveis Brasil (FCA Brasil) and Banco Fidis, for a term of 10 years, to finance vehicles of the brands Jeep, Chrysler, Dodge and Ram in Brazil.

18. Major Awards and Acknowledgments in the period:

•       Bradesco was elected for the fourth consecutive year, as the "Best Brazilian Bank", with the Prize "Awards for Excellence 2015" (Euromoney Magazine);

•       It is a highlight in the 2015 edition of the "Anuário Melhores e Maiores" ("Best and Largest Yearbook"), ranking that lists the 1,000 largest companies in the country (Exame Magazine);

•       It was one of the highlights of the "Top Gestão 2015" ("Top Management 2015"), which lists BRAM among the best fund managers (Valor Investe Magazine, of the Jornal Valor Econômico). It is also featured in the "Star Ranking", which brings the best investment funds of the market in the categories of fixed income, multi-market funds and variable income;

•       It was one of the highlights for the fifth consecutive time in "Guia Você S/A - As Melhores Empresas para Começar Carreira (The Best Companies to Begin the Career) 2015 Edition" (Revista Você S/A in partnership with Fundação Instituto de Administração (FIA) and Cia. de Talentos);

•       Bradesco was recognized as one of the ten more committed companies in the world for its performance in social networks, receiving the international certificate of Socialbakers, main institute of data and metrics of social networks in the world;

•       Received the "Oi Tela Viva Móvel 2015" Award, in the "Mobile Marketing" category, for the free access to the Bradesco Celular channel; and

•       It was recognized as one of the "50 Good Companies", in the category of "Activism: well beyond profit" (IstoÉ Dinheiro magazine, with the case of the Floating Branch).

Organização Bradesco is fully committed with internationally recognized sustainability and corporate governance initiatives, particularly: Global Compact, PRI (Principles for Responsible Investment), and Equator Principles. We set our guidelines and strategies with a view to incorporating the best sustainability practices into our businesses, considering the context and the potential of each region, thus contributing to the generation of value in the Organization. The driving forces behind our engagement are inclusion with education, democratization and presence, innovation, sustainability and continuity of our businesses. Our management process adopts economic and socioenvironmental indexes developed in Brazil and abroad, such as the Dow Jones Sustainability Index (DJSI), the Corporate Sustainability Index (ISE, of BM&FBovespa), and the Carbon Efficient Index (ICO2, also of BM&FBovespa), as well as the guidelines and indexes of the Global Reporting Initiative (GRI) and the CDP.

With a broad social and educational program in place for 58 years, Fundação Bradesco operates 40 schools across Brazil. In 2015, an estimated R$537.311 million budget will benefit approximately 101,609 students enrolled in its schools in the following levels: basic education (from kindergarten to high school and higher secondary technical-professional education), youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income. In addition to being guaranteed free quality education, the approximately 44 thousand students enrolled in the Basic Education system also receive uniforms, school supplies, meals, and medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that 380 thousand students will benefit from it, through its e-learning portal Escola Virtual (Virtual School). These students will conclude, at least, one of the various courses offered in its schedule, and another 17 thousand students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses (Educar e Aprender - Educating and Learning).

Bradesco    5

       Press Release

Main Information

	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	Variation %
									2Q15 x 1Q15	2Q15 x 2Q14
Income Statement for the Period - R$ million
Book Net Income	4,473	4,244	3,993	3,875	3,778	3,443	3,079	3,064	5.4	18.4
Adjusted Net Income	4,504	4,274	4,132	3,950	3,804	3,473	3,199	3,082	5.4	18.4
Total Net Interest Income	13,541	13,599	12,986	12,281	12,066	10,962	11,264	10,729	(0.4)	12.2
Gross Credit Intermediation Margin	10,427	10,242	10,061	9,798	9,460	9,048	9,175	8,989	1.8	10.2
Net Credit Intermediation Margin	6,877	6,662	6,754	6,450	6,319	6,187	6,214	6,108	3.2	8.8
Provision for Loan Losses (ALL) Expenses	(3,550)	(3,580)	(3,307)	(3,348)	(3,141)	(2,861)	(2,961)	(2,881)	(0.8)	13.0
Fee and Commission Income	6,118	5,744	5,839	5,639	5,328	5,283	5,227	4,977	6.5	14.8
Administrative and Personnel Expenses	(7,544)	(7,084)	(7,835)	(7,192)	(7,023)	(6,765)	(7,313)	(6,977)	6.5	7.4
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	16,723	13,634	17,806	12,904	13,992	11,450	14,492	11,069	22.7	19.5
Statement of Financial Position - R$ million
Total Assets	1,029,762	1,034,815	1,032,040	987,364	931,132	922,229	908,139	907,694	(0.5)	10.6
Securities	356,115	344,430	346,358	343,445	333,200	321,970	313,327	313,679	3.4	6.9
Loan Operations (1)	463,406	463,305	455,127	444,195	435,231	432,297	427,273	412,559	-	6.5
- Individuals	143,461	142,051	141,432	138,028	135,068	132,652	130,750	127,068	1.0	6.2
- Corporate	319,945	321,254	313,695	306,167	300,163	299,645	296,523	285,490	(0.4)	6.6
Allowance for Loan Losses (ALL) (2)	(23,801)	(23,618)	(23,146)	(22,623)	(21,791)	(21,407)	(21,687)	(21,476)	0.8	9.2
Total Deposits	195,926	211,702	211,612	211,882	213,270	218,709	218,063	216,778	(7.5)	(8.1)
Technical Reserves	164,566	157,295	153,267	145,969	142,731	137,751	136,229	133,554	4.6	15.3
Shareholders' Equity	86,972	83,937	81,508	79,242	76,800	73,326	70,940	67,033	3.6	13.2
Assets under Management	1,443,989	1,431,090	1,426,099	1,385,135	1,304,690	1,277,670	1,260,056	1,256,220	0.9	10.7
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.35	3.21	3.05	2.87	2.69	2.53	2.42	2.37	4.4	24.5
Book Value per Common and Preferred Share - R$ (4)	17.28	16.67	16.19	15.74	15.25	14.56	14.09	13.31	3.7	13.3
Annualized Return on Average Equity (5) (6)	21.9	22.3	20.1	20.4	20.7	20.5	18.0	18.4	(0.4) p.p.	1.2 p.p.
Annualized Return on Common Equity to 11% - BIS III (3)	26.3	25.3	24.2	22.8	21.4	20.1	-	-	1.0 p.p.	4.9 p.p.
Annualized Return on Average Assets (6)	1.7	1.7	1.6	1.6	1.6	1.5	1.4	1.3	-	0.1 p.p.
Average Rates - 12 months = (Adjusted Net Interest Income / Total Average Assets - Repos - Permanent Assets)	7.6	7.5	7.3	7.1	7.0	6.9	7.0	7.1	0.1 p.p.	0.6 p.p.
Fixed Asset Ratio (12)	39.6	47.9	47.2	46.8	46.7	47.1	45.4	45.1	(8.3) p.p.	(7.1) p.p.
Combined Ratio - Insurance (7)	86.5	86.8	85.9	86.5	86.3	86.4	86.1	86.9	(0.3) p.p.	0.2 p.p.
Efficiency Ratio (ER) (3)	37.9	38.3	39.2	39.9	40.9	41.9	42.1	42.1	(0.4) p.p.	(3.0) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	78.7	77.4	76.7	75.9	74.1	73.6	71.8	70.8	1.3 p.p.	4.6 p.p.
Market Capitalization - R$ million (8)	142,098	150,532	145,536	146,504	134,861	135,938	128,085	136,131	(5.6)	5.4
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.7	6.7	6.7	6.7	6.6	6.5	6.7	6.9	-	0.1 p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.6	4.5	4.3	4.4	4.4	4.2	4.2	4.4	0.1 p.p	0.2 p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.7	3.6	3.5	3.6	3.5	3.4	3.5	3.6	0.1 p.p.	0.2 p.p.
Coverage Ratio (> 90 days (10)) (2)	180.4	187.0	189.0	187.2	186.9	193.8	192.3	190.3	(6.6) p.p.	(6.5) p.p.
Coverage Ratio (> 60 days (10)) (2)	146.5	149.8	156.6	154.2	149.9	153.7	158.9	156.8	(3.3) p.p.	(3.4) p.p.
Operating Limits %
Basel Ratio - Total (11) (12)	16.0	15.2	16.5	16.3	15.8	15.7	16.6	16.4	0.8 p.p.	0.2 p.p.
Tier I Capital	12.8	12.1	12.9	12.6	12.1	11.9	12.3	12.7	0.7 p.p.	0.7 p.p.
- Common Equity	12.8	12.1	12.9	12.6	12.1	11.9	12.3	-	0.7 p.p.	0.7 p.p.
Tier II Capital	3.2	3.1	3.6	3.7	3.7	3.8	4.3	3.7	0.1 p.p.	(0.5) p.p.

  6  Economic and Financial Analysis Report – June 2015

Press Release

Main Information

	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Variation %
									Jun15 x Mar15	Jun15 x Jun14
Structural Information - Units
Service Points (13)	74,270	74,917	75,176	74,028	73,208	73,320	72,736	71,724	(0.9)	1.5
- Branches	4,628	4,661	4,659	4,659	4,680	4,678	4,674	4,697	(0.7)	(1.1)
- PAs (14)	3,463	3,502	3,486	3,497	3,497	3,484	3,586	3,760	(1.1)	(1.0)
- PAEs (14)	980	1,135	1,145	1,159	1,175	1,186	1,180	1,421	(13.7)	(16.6)
- External Terminals in Bradesco ATMs (15) (16)	1,112	1,243	1,344	1,398	1,684	2,701	3,003	3,298	(10.5)	(34.0)
- Assisted Banco24Horas Network Points (15)	12,127	12,268	12,450	12,213	12,023	11,873	11,583	11,229	(1.1)	0.9
- Bradesco Expresso (Correspondent Banks)	50,042	50,043	50,006	49,020	48,186	47,430	46,851	45,614	-	3.9
- Bradesco Promotora de Vendas	1,904	2,051	2,073	2,068	1,949	1,955	1,846	1,692	(7.2)	(2.3)
- Branches / Subsidiaries Abroad	14	14	13	14	14	13	13	13	-	-
ATMs	49,410	48,941	48,682	48,053	47,612	48,295	48,203	47,969	1.0	3.8
- Bradesco Network	31,132	31,091	31,089	31,107	31,509	32,909	33,464	33,933	0.1	(1.2)
- Banco24Horas Network	18,278	17,850	17,593	16,946	16,103	15,386	14,739	14,036	2.4	13.5
Employees (17)	93,902	94,976	95,520	98,849	99,027	99,545	100,489	101,410	(1.1)	(5.2)
Outsourced Employees and Interns	13,111	12,977	12,916	12,896	12,790	12,671	12,614	12,699	1.0	2.5
Customers - in millions
Active Account Holders (18) (19)	26.5	26.6	26.5	26.6	26.5	26.6	26.4	26.4	(0.4)	-
Savings Accounts (20)	57.6	58.1	59.1	52.9	51.8	49.0	50.9	48.3	(0.9)	11.2
Insurance Group	47.8	47.8	46.9	46.3	45.5	45.3	45.7	45.3	-	5.1
- Policyholders	42.0	42.0	41.1	40.5	39.6	39.4	39.8	39.5	-	6.1
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	-	-
- Capitalization Bond Customers	3.4	3.4	3.4	3.4	3.5	3.5	3.5	3.4	-	(2.9)
Bradesco Financiamentos (18)	2.9	3.0	3.1	3.1	3.2	3.2	3.3	3.4	(3.3)	(9.4)

(1)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL;

(3)   In the last 12 months;

(4)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(5)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(6)   Year-to-Date Adjusted Net Income;

(7)   Excludes additional reserves;

(8)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9)   As defined by the Brazilian Central Bank (Bacen);

(10) Overdue loans;

(11) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4.192/13 and 4,193/13 (Basel III);

(12) As of March 2015, the ratio calculated based on the Prudential Consolidated is included, as set forth in CMN Resolution No. 4.192/13. It is important to note that the Prudential Consolidated is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4.280/13;

(13) The decrease in June and March 2015 is related to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network” and (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”;

(14) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4.072/12; and PAEs – ATMs located on a company’s premises;

(15) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(16) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network ATMs;

(17) The decrease in December 2014 includes the transfer of 2,431 employees from Scopus Tecnologia to IBM Brasil;

(18) Number of individual customers (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(19) Refers to first and second checking account holders; and

(20) Number of accounts.

Bradesco    7

       Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale						Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency		Domestic
bbb+	2	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		BBB +	F2	BBB +	F2	AAA (bra)	F1 + (bra)

Moody´s Investors Service (1)
International Scale						Domestic Scale
Domestic Currency Deposit				Foreign Currency Deposit		Domestic Currency
Long Term		Short Term		Long Term	Short Term	Long Term	Short Term
Baa2		P - 2		Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	AA+	brAAA	brA -1
BBB -	A - 3	BBB -	A - 3	brAAA	brA - 1 +

(1)     In March 2015, Moody´s Investors Service published its new bank rating methodology. According to this new methodology, and after reviewing the global ratings concluded in May 2015, the rating of long-term deposit in local currency was changed from "Baa1" to "Baa2".

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

	R$ million
	1H15	1H14	2Q15	1Q15
Book Net Income	8,717	7,221	4,473	4,244

Non-Recurring Events	61	56	31	30
- Civil Provisions	101	93	51	50
- Tax Effects	(40)	(37)	(20)	(20)

Adjusted Net Income	8,778	7,277	4,504	4,274
0
ROAE % (1)	21.7	20.5	22.6	22.1
0
ROAE (ADJUSTED) % (1)	21.9	20.7	22.7	22.3

(1)   Annualized.

  8  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding and comparison of Bradesco results, we use in the comments of chapters 1 and 2 of this report the Adjusted Income Statement, obtained from	djustments made to the Book Income Statement, detailed at the end of this Press Release.

								R$ million
	Adjusted Income Statement
	1H15	1H14	Variation		2Q15	1Q15	Variation
			1H15 x 1H14				2Q15 x 1Q15
			Amount	%			Amount	%
Net Interest Income	27,140	23,028	4,112	17.9	13,541	13,599	(58)	(0.4)
- Interest Earning Portion	26,688	22,649	4,039	17.8	13,415	13,273	142	1.1
- Non-Interest Earning Portion	452	379	73	19.3	126	326	(200)	-
ALL	(7,130)	(6,002)	(1,128)	18.8	(3,550)	(3,580)	30	(0.8)
Gross Income from Financial Intermediation	20,010	17,026	2,984	17.5	9,991	10,019	(28)	(0.3)
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	2,522	2,514	8	0.3	1,311	1,211	100	8.3
Fee and Commission Income	11,862	10,611	1,251	11.8	6,118	5,744	374	6.5
Personnel Expenses	(7,063)	(6,727)	(336)	5.0	(3,618)	(3,445)	(173)	5.0
Other Administrative Expenses	(7,565)	(7,061)	(504)	7.1	(3,926)	(3,639)	(287)	7.9
Tax Expenses	(2,660)	(2,234)	(426)	19.1	(1,351)	(1,309)	(42)	3.2
Equity in the Earnings (Losses) of Unconsolidated Companies	13	87	(74)	(85.1)	33	(20)	53	-
Other Operating Income/ (Expenses)	(3,518)	(2,724)	(794)	29.1	(1,606)	(1,912)	306	(16.0)
Operating Result	13,601	11,492	2,109	18.4	6,952	6,649	303	4.6
Non-Operating Result	(123)	(70)	(53)	75.7	(55)	(68)	13	(19.1)
Income Tax / Social Contribution	(4,626)	(4,086)	(540)	13.2	(2,351)	(2,275)	(76)	3.3
Non-controlling Interest	(74)	(59)	(15)	25.4	(42)	(32)	(10)	31.3
Adjusted Net Income	8,778	7,277	1,501	20.6	4,504	4,274	230	5.4

(1)   In “Others”, it includes: Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

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       Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholder’s Equity (ROAE) stood at 21.9% in June 2015. Such performance stems from the growth of adjusted net income, which increased by 5.4% quarter-over-quarter and 20.6% comparing the first semester of 2015 with the same period in the previous year. The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$4,504 million in the second quarter of 2015, up R$230 million or 5.4% compared to the previous quarter, mainly due to (i) the largest revenues for services provided; (ii) the highest operating result of Insurance, Pension Plans and Capitalization Bonds, net of variation of technical reserves, retained claims and others; (iii) lower other operating expenses, net; and partially impacted by: (iv) higher personnel and administrative expenses.

In the comparison between the first semester of 2015 and the same period in the previous year, the adjusted net income increased R$1,501 million or 20.6%, which reflects the highest revenues due to: (i) the interest earning portion, partially due to the effect the margin of intermediation and of the assets and liabilities management (ALM); and (ii) the services provided; being partially offset by: (iii) higher allowance for loan losses expenses; (iv) increased operating expenses, net; and (v) higher personnel and administrative expenses, whose variation was below the index of inflation (IPCA) in the period.

Shareholders’ Equity totaled R$86.972 million in June 2015, up 13.2% over June 2014. Basel III Ratio, calculated based on the Prudential Consolidated, stood at 16.0%, 12.8% of which was classified as Common Equity / Tier I.

Total Assets registered R$1.030 trillion in June 2015, a 10.6% increase over June 2014, driven by the increased turnover. Return on Average Assets (ROAA) reached 1.7%.

  10  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

Operating Efficiency Ratio (ER)

The 12-month accumulated ER(1) reached 37.9% in the second quarter of 2015, again registering its best historical level. This result reflects: (i) investments in organic growth, which enabled an increase in our income; and (ii) the continued efforts to control expenses, including our Efficiency Committee actions and investments in Information Technology, which have improved internal systems and processes. It should be mentioned that the 0.4 p.p. improvement compared to the previous quarter was primarily due to: (i) a higher net interest income and revenues from fee and commission; and (ii) the strict control of our operating expenses, which were held below inflation; all these factors also contributed to the improvement of the ER in the “risk-adjusted” concept, reflecting the impact of the risk associated with loan operations(2), which reached 46.5%, an improvement of 0.4 p.p. in the quarter.

The ER - quarterly was partially impacted by: (i) higher administrative expenses, primarily originated by the growth in volume of business and of expenses with advertising and outsourced services; (ii) higher personnel expenses, partially due to a lower number of employees on vacation in this quarter; and partially offset by: (iii) the increase of the Fee and Commission Income.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). If we considered the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to income generation + Insurance Sales Expenses) and (ii) net income generation of related taxes (not considering Insurance Claims and Sales Expenses), our ER accumulated in the last 12 months in the second quarter of 2015 would be 42.4%; and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Net Interest Income

8.3%
9.2%
10.1%
10.7%
11.1%
11.6%
12.0%
12.7%
7.4%
8.1%
8.9%
9.7%
10.3%
10.8%
11.2%
11.8%
6.9%
6.9%
6.8%
6.9%
7.0%
7.1%
7.3%
7.4%
R$ million
10,729
182
10,547
11,264
354
10,910
10,962
90
10,872
12,066
289
11,777
12,281
119
12,162
12,986
300
12,686
13,599
326
13,273
13,541
126
13,415
3Q13
4Q
1Q14
2Q
3Q
4Q
1Q15
2Q
Non-Interest Earning Portion
Interest Earning Portion
BM&F Fixed Rate (12 months)
Average Selic Rate (12 months)
Average NIM for the last 12 months = (Interest Earning Portion /Average Assets - Repos - Permanent Assets)

In the comparison between the second quarter of 2015 and the first quarter of 2015, the R$58 million reduction was, mainly, due to: (i) lower result obtained with non-interest earning portion, in the amount of R$200 million; and compensated, partially by: (ii) an increased income from interest earning portion, in the amount of R$142 million.

In the comparison between the first semester of 2015 and the same period in the previous year, net interest income has an increase of R$4,112 million, primarily due to a higher interest earning portion income, in the amount of R$4,039 million, particularly in the “Credit Intermediation” and “Securities/Other”.

  12  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

Interest Earning Portion – Average Rates in the last 12 months

						R$ million
	1H15			1H14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	20,669	362,088	11.5%	18,506	337,264	11.1%
Insurance	2,685	158,943	3.2%	2,045	138,949	2.8%
Securities/Other	3,334	384,467	1.7%	2,098	335,130	1.1%
0
Interest Earning Portion	26,688	-	7.4%	22,649	-	6.9%
0
	2Q15			1Q15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	10,427	363,554	11.5%	10,242	360,622	11.4%
Insurance	1,265	161,967	3.2%	1,420	155,920	3.2%
Securities/Other	1,723	397,635	1.7%	1,611	371,298	1.6%
0
Interest Earning Portion	13,415	-	7.4%	13,273	-	7.3%

The interest earning portion rate in the last 12 months stood at 7.4% in the second quarter of 2015, up 0.1 p.p. over the previous quarter, primarily due to the interest earning portion income of “Credit Intermediation” and “Securities/Others”.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In June 2015, expanded loan portfolio of Bradesco totaled R$463.4 billion. In the quarter, Individual accounts showed a growth of 1.0% and the Large Companies accounts of 0.9%, while the Micro, Small and Medium-sized Companies registered a contraction of 2.7%.

In the last 12 months, the portfolio increased by 6.5% primarily represented by: (i) 10.7% in Corporations; and (ii) 6.2% in Individuals.

For Individuals, the products that have the strongest growth in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loan. While for the Corporate segment, the highlights were: (i) operations abroad; and (ii) export financing, impacted, partially, by the exchange rate variation in the period.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and farm loans.

    For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) (1)

In the second quarter of 2015, allowance for loan losses totaled R$3,550 million, registering a reduction of 0.8% over the previous quarter due to the alignment of the allowance level in certain transactions with corporate customers carried out in the first quarter of 2015. It is important to note that loan operations, as defined by Bacen, increased 0.7% in the quarter.

In the comparison between the first semester of 2015 and the same period of the previous year, this expenses presented a variation of 18.8%, impacted, mainly by: (i) the effect of the alignment of the allowance level of certain operations with corporate clients, performed in the first quarter of 2015; and (ii) the slightly higher delinquency rate in the period; and (iii) the increase in credit operations - Bacen concept, which presented an evolution of 8.0% in the last 12 months.

It must be noted that this result reflects the consistency of the loan assignment and monitoring policy and processes, quality of guarantees, as well as the improvement of the credit recovery processes.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

For more information, see Chapter 2 of this Report.

  14  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

The total delinquency ratio, which contemplates operations that are over 90 days past due, had a slight increase mainly due to the downturn in	economy, which impacted the growth of the loan portfolio, highlighting the retraction of the portfolio of the SMEs segment.

In the quarter, short-term delinquency, including operations past due between 15 and 90 days, had a slight increase both for Individuals and Corporations.	In the year-over-year comparison, this ratio was mainly influenced by the improvement in the Legal Entity accounts, since for Individual accounts it remained stable.

(1)   Concept defined by Bacen.

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Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

The following graph presents the performance of the Allowance for Loan Losses (ALL) coverage ratios, with regard to loans past due for more than 60 and 90 days. In June, 2015, these ratios stood at comfortable levels, reaching 146.5% and 180.4%, respectively.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

  16  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Income for the second quarter of 2015 totaled R$1.284 billion (R$1.283 billion in the first quarter of 2015), in line with the result presented in the previous quarter and an annualized return on Adjusted Shareholder’s Equity of 26.7%.

In the first semester of 2015 the Net Income totaled R$2.566 billion, 21.5% exceeds the Net Income in the same period of the previous year (R$2.112 billion), presenting a return on theAdjusted Shareholder’s Equity of 25.8%.

(1)   Excluding additional provisions.

	R$ million (unless otherwise stated)
	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	Variation %
									2Q15 x 1Q15	2Q15 x 2Q14
Net Income	1,284	1,283	1,236	1,058	1,072	1,040	1,001	878	0.1	19.8
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	16,723	13,634	17,806	12,904	13,992	11,450	14,492	11,069	22.7	19.5
Technical Reserves	164,566	157,295	153,267	145,969	142,731	137,751	136,229	133,554	4.6	15.3
Financial Assets	179,129	170,395	166,022	158,207	154,261	147,725	146,064	143,423	5.1	16.1
Claims Ratio (%)	71.4	71.7	70.9	72.7	70.2	70.1	71.1	72.7	(0.3) p.p.	1.2 p.p.
Combined Ratio (%)	86.5	86.8	85.9	86.5	86.3	86.4	86.1	86.9	(0.3) p.p.	0.2 p.p.
Policyholders / Participants and Customers (in thousands)	47,758	47,789	46,956	46,303	45,468	45,260	45,675	45,292	(0.1)	5.0
Employees (unit)	7,074	7,082	7,113	7,135	7,152	7,265	7,383	7,462	(0.1)	(1.1)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	24.4	23.5	24.4	23.3	23.5	23.4	24.2	23.8	0.9 p.p.	0.9 p.p.

(1)   The second quarter of 2015 includes the latest data released by SUSEP (May 2015).

Note: For purposes of comparison between the indexes for the aforementioned periods, the effects of non-recurring events have not been included.

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Summarized Analysis of Adjusted Income

In the second quarter of 2015, the revenue increased 23.0% over the same period in the previous year, disregarding DPVAT insurance, mainly due to "Life and Pension" products, which increased 45.3%.

In the first semester of 2015, the production registered an increase of 19.4% over the same period in the previous year, disregarding the DPVAT insurance, influenced by “Life and Pension Plans” and “Health” Bonds” products, which increased 26.1% and 21.6%, respectively.

Net income for the second quarter of 2015 remained in line with the one presented in the previous quarter, primarily due to: (i) the growth in turnover; (ii) the reduction in the claims ratio;

(iii) the improvement in the administrative efficiency ratio; and partially offset by: (iv) the reduction in the financial result.

Net income for the first semester of 2015 was 21.5% higher compared to the same period in the previous year, due to: (i) an increase in revenue; (ii) the growth of the financial result; (iii) the maintenance of the expense ratio; (iv) an improvement in the administrative efficiency ratio, even considering the collective bargaining agreement, in January 2015; partially offset by: (v) an increase in the claims ratio in the “Health” segment.

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No.316/14, corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No.373/15 establishes that corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored, and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain a capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in May 2015 was R$7.669 billion.

  18  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the first semester of 2015 fee and commission income totaled R$11,862 million, presenting an increase of R$1,251 million, or 11.8%, compared to the same period in the previous year, primarily due to: (i) an increase in the volume of operations, due to continuous investments in technology and service channels; and (ii) the progress in the customer segmentation process, allowing for a more adequate offer of products and services. It must be noted that the incomes that have most contributed to this result derived from: (i) the good performance of the cards activity, as a result of (a) an increased revenue; (b) the impact of the creation of a services joint venture (Cateno) by our controlled Cielo; and (c) the highest volume of transactions performed; (ii) an increase in the incomes of checking accounts, due to an improvement in the customer segmentation process; (iii) the largest revenue with credit operations, resulting from the increase in the volume of operations of sureties and guarantees in the period; and evolution of revenue with: (iv) fund management; and (v) consortium management.

In the quarter-over-quarter comparison, an increase of R$374 million, or 6.5%, was provided, mainly due to the increase of offering of products and services. The revenues that most contributed to this result were those arising from: (i) card income; (ii) checking account; (iii) loan operations; and (iv) consortium management.

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       Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the comparison between the first semester of 2015 and the same period in the previous year, the increase of R$336 million, or 5.0%, was primarily due to the variation in the “structural” portion, related to higher expenses with payroll, social charges and benefits, affected by increased wage levels, in accordance with 2014 collective agreements (readjustment of 8.5%).

In the second quarter of 2015, the increase of R$173 million, or 5.0%, over the previous quarter, is a result of variations in the following expenses:

•         “structural” – an increase of R$82 million, mainly due to a lower number of employees on vacation, which is common in the second quarter of 2015; and

•         “non-structural” – an increase of R$91 million, primarily due to higher expenses with: (i) provision for labor claims; (ii) training; and (iii) costs with termination and charges of employment contracts.

(1) The decrease in the fourth quarter of 2014 includes the transfer of 2,431 employees from Scopus Tecnologia to IBM Brasil.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with termination of employment contracts.

  20  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first semester of 2015 and the same period in the previous year, the 7.1%, or R$504 million, increase was primarily due to an increase of expenses originated by: (i) the growth in turnover and services in the period; (ii) contractual adjustments; and (iii) expansion of 1,062 Service Points in the period, bringing the total number of Service Points to 74,270 on June 30, 2015. The inflation index (IPCA) performance over the past 12 months should also be highlighted, since it reached 8.9%.

In the second quarter of 2015, the increase of 7.9%, or R$287 million, in the administrative expenses over the previous quarter, was mainly due to higher expenses with: (i) outsourced services; (ii) advertising and marketing; (iii) communication; and (iv) maintenance and conservation of assets.

(1)   The decrease in June and March 2015 is related to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network” and (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”.

Other Operating Income and Expenses

In the first semester of 2015, other operating expenses, net, totaled R$3,518 million, a R$794 million increase over the same period in the previous year, primarily due to: (i) the constitution of tax provisions, in the first semester of 2015, relating to the levy of pension plan contributions and IRPJ/CSLL on credit losses, in the amount of R$570 million; (ii) higher expenses related to: (a) the constitution of civil provisions; and (b) various losses; (iii) the impact of the creation of a services joint venture (Cateno) in Cielo; and (iv) the amortization of goodwill.

In the second quarter of 2015, other operating expenses, net, totaled R$1,606 million, a R$306 million reduction over the previous quarter, primarily due to: (i) the constitution of tax provisions, in the first quarter of 2015, relating to the levy of pension plan contributions and IRPJ/CSLL on credit losses, in the amount of

R$475 million; being offset, in part, by higher expenses related to: (ii) the addition of tax provision, made in the second quarter of 2015, relating to the levy of pension plan contributions, in the amount of R$95 million; (iii) the constitution of civil provisions; and (iv) the various losses.

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       Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

The expenses with income tax and social contribution presented an increase of 3.3% over the previous quarter, and 13.2% in the first semester of 2015 compared to the same period of the previous year, mainly due to the highest taxable results in the period.

Unrealized Gains

Unrealized gains totaled R$23,373 million at the end of the second quarter of 2015, a R$3,558 million increase over the end of the previous quarter. Such variation is mainly due to the appreciation of: (i) investments, particularly Cielo shares, which increased by 15.1% in the quarter; and (ii) the devaluation of fixed income securities.

  22  Economic and Financial Analysis Report – June 2015

Press Release

Capital Ratios - Basel III

Basel Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No. 4.192/13, Bacen provided a new methodology to calculate Capital, replacing CMN Resolution No. 3.444/07. Since then, the Capital started being calculated based on CMN Resolution No. 4.192/13, which established that the calculation must be made based on the "Prudential Consolidated", as of January 2015.

In June 2015, the Capital of the Prudential Consolidated stood at R$97,016 million, against risk-weighted assets totaling R$607,226 million. The total Basel Ratio of the Prudential Consolidated presented an increase of 0.8 p.p, from 15.2% in March 2015 to 16.0% in June 2015, and from 12.1% in March 2015 to 12.8% in June

2015 for the Common Equity, primarily impacted by: (i) the increase in the Net Equity due to the increase of the result in the quarter; and (ii) the reduction in the weighting of assets of market risk and credit.

Full Impact – Basel III

We included a Basel III simulation, considering the opening of some of the main future adjustments, which include: (i) the application of 100% of the deductions provided in the implementation schedule; (ii) the allocation of resources, obtained via payment of dividends, of our Insurance Group; and (iii) the realization of tax credits arising from tax losses up to December 2018, for a rate of 12.6% of Common Equity, which, added to funding obtained via subordinated debt, may amount to an approximate Tier I Basel Ratio of 14.1%, in the end of 2018.

(1) Includes the allocation of resources, obtained via payment of dividends, of the Insurance Group.

Buffer Capital/Return on the Common Equity at 11%

Bradesco has improved its measurement methodology, and has structured processes for buffer capital, so that it can maintain enough capital available to cope with the risks incurred.

The Governance structure responsible for the evaluations and approvals of capital decided to maintain a minimum buffer capital of approximately 27%, considering the minimum regulatory capital of 11%.

Considering the minimum required Common Equity of 11% according to the full interpretation of Basel III rules, profitability would be 26.3% in the period of 12 months ended on June 30, 2015.

(1) Last 12 months

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Economic Scenario

The risks present in the international scenario were reduced in the second quarter of this year. As a result, the dollar reversed part of the appreciation displayed during the previous three months in relation to the main currencies. After the frustration with the performance of the North American economy from January to March, some recovery is evident, in particular, of the labor market. At the same time, the deceleration of the Chinese economy has lessened, in response to the fiscal and monetary stimuli adopted by the government of the country. Finally, the speed of the European recovery has settled on a moderate level, responding to the incentives of the European Central Bank. Even so, at the end of the quarter, risks emerged to the stabilization of the macroeconomic scenario. The impasse in negotiations between Greece and its European creditors and the sharp fall of the Chinese stock exchanges introduced new risks to the international environment.

The accommodation of North American growth, in the first quarter of the year, seems to have been an atypical event, since the GDP returned to the previous level of expansion, in the three following months. In particular, the labor market maintained to record the net creation of jobs exceeding 200 thousand per month, bringing the unemployment rate to lower levels when compared to those displayed before the crisis of 2008/2009. Thus, the Federal Reserve (Fed) has intensified the signaling toward the beginning of the normalization of monetary conditions in the country. Even so, the president of the institution, Janet Yellen has reinforced that this process will be very gradual.

In addition, the Chinese economy began to show signs of stabilization, succeeding significant deceleration in the first months of the year, in response to monetary and tax incentives, adopted by the government since the end of 2014. The pace of growth, however, is still moderate for the Chinese standards, compatible with a GDP growth of less than 7.0%. In addition, an additional risk to the Chinese economic growth came at the end of the quarter, with the Shanghai stock market plunge, which should lead the government to adopt more stimuli throughout the year. At the same time, the speed of recovery of the European economy showed some accommodation in the second quarter. The impasse in the negotiations between

Greece and its European creditors represented a risk factor to the scenario for the region at the end of the quarter.

There were advances in the reorientation of the domestic economic policy, especially, concerning the tax policy. The deceleration of the internal economic activity intensified in the second quarter, which reflected in the collection of taxes by the public sector. Even though this can hinder the achievement of the target for the primary results this year, more important are the actions to guarantee the tax sustainability in the medium term and the progress in the agenda of reforms. Efforts in this direction represent a requirement for the maintenance of the economic predictability to raising the confidence level of families and business people, in order to resume the trend of an actual income increase.

The weakening of domestic economic activity highlights the relevance of structural initiatives aimed at promoting future growth. The constant search for excellence in education is Brazil’s front line in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. From this point-of-view, the success of the new stage of concessions has significant importance. It is always important to remind that, in the long term, the main source of economic growth is productivity, which becomes an even more relevant topic within a global context characterized by high levels of efficiency.

Productive investments tend to play an increasingly relevant role in the breakdown of growth over the next few years, which should be favored by the increased share of the capital market in funding of these projects. At the same time, despite the shift in consumer market expansion levels in some segments, the potential of domestic demand for goods and services has yet to be depleted, and there is still much room for growth.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically low and controlled levels, in spite of a cyclic elevation due to the retraction of the activity this year. The scenario is still very promising for the Brazilian banking and insurance sectors in the medium and long terms.

  24  Economic and Financial Analysis Report – June 2015

Press Release

Main Economic Indicators

Main Indicators (%)	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	1H15	1H14

Interbank Deposit Certificate (CDI)	3.03	2.81	2.76	2.72	2.51	2.40	2.31	2.12	5.92	4.97
Ibovespa	3.77	2.29	(7.59)	1.78	5.46	(2.12)	(1.59)	10.29	6.15	3.22
USD – Commercial Rate	(3.29)	20.77	8.37	11.28	(2.67)	(3.40)	5.05	0.65	16.81	(5.98)
General Price Index - Market (IGP-M)	2.27	2.02	1.89	(0.68)	(0.10)	2.55	1.75	1.92	4.33	2.45
Institute of Geography and Statistics (IBGE)	2.26	3.83	1.72	0.83	1.54	2.18	2.04	0.62	6.17	3.75
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.36	1.24	1.24	1.24	1.24	1.24	1.24	2.85	2.49
Reference Interest Rate (TR)	0.40	0.23	0.26	0.25	0.15	0.19	0.16	0.03	0.64	0.35
Savings Account (Old Rule) (1)	1.92	1.75	1.77	1.76	1.66	1.70	1.67	1.54	3.70	3.39
Savings Account (New Rule) (1)	1.92	1.75	1.77	1.76	1.66	1.70	1.67	1.47	3.70	3.39
Business Days (number)	61	61	65	66	61	61	64	66	122	122
Indicators (Closing Rate)	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun15	Jun14
USD – Commercial Selling Rate - (R$)	3.1026	3.2080	2.6562	2.4510	2.2025	2.2630	2.3426	2.2300	3.1026	2.2025
Euro - (R$)	3.4603	3.4457	3.2270	3.0954	3.0150	3.1175	3.2265	3.0181	3.4603	3.0150
Country Risk (points)	304	322	259	239	208	228	224	236	304	208
Basic Selic Rate Copom (% p.a.)	13.75	12.75	11.75	11.00	11.00	10.75	10.00	9.00	13.75	11.00
BM&F Fixed Rate (% p.a.)	14.27	13.52	12.96	11.77	10.91	11.38	10.57	10.07	14.27	10.91

(1)  Regarding the new savings account yield rule, it was defined that: (i) existing deposits up to May 3, 2012 will continue to yield at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., a yield of TR + 6.17% p.a. interest will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a. the yield will be 70% of the Selic rate + TR.

Projections up to 2017

%	2015	2016	2017
USD - Commercial Rate (year-end) - R$	3.20	3.30	3.40
Extended Consumer Price Index (IPCA)	9.00	5.21	4.40
General Price Index - Market (IGP-M)	6.95	5.50	5.00
Selic (year-end)	14.00	11.50	10.50
Gross Domestic Product (GDP)	(2.10)	-	2.00

Bradesco    25

       Press Release

Guidance

Bradesco's Perspective for 2015

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1)	5 to 9%
Individuals	8 to 12%
Companies	4 to 8%
NII - Interest Earning Portion (2)	10 to 14%
Fee and Commission Income	8 to 12%
Operating Expenses (3)	5 to 7%
Insurance Premiums	12 to 15%

(1)   Expanded Loan Portfolio; and

(2)   Altered from 6% up to 10% to 10% up to 14%; and

(3)   Administrative and Personnel Expenses.

  26  Economic and Financial Analysis Report – June 2015

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Second Quarter of 2015

					R$ million
	2Q15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	16,074	(2,533)	13,541	-	13,541
ALL	(4,126)	576	(3,550)	-	(3,550)
Gross Income from Financial Intermediation	11,948	(1,957)	9,991	-	9,991
Income from Insurance, Pension Plans and Capitalization Bonds	1,311	-	1,311	-	1,311
Fee and Commission Income	6,107	11	6,118	-	6,118
Personnel Expenses	(3,618)	-	(3,618)	-	(3,618)
Other Administrative Expenses	(3,967)	42	(3,926)	-	(3,926)
Tax Expenses	(1,521)	170	(1,351)	-	(1,351)
Companies	33	-	33	-	33
Other Operating Income/Expenses	(2,369)	712	(1,657)	51	(1,606)
Operating Result	7,922	(1,022)	6,901	51	6,952
Non-Operating Result	(90)	35	(55)	-	(55)
Income Tax / Social Contribution and Non-controlling Interest	(3,359)	987	(2,373)	(20)	(2,393)
Net Income	4,473	-	4,473	31	4,504

(1) Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1.169 million.

Bradesco    27

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2015

					R$ million
	1Q15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	9,281	4,318	13,599	-	13,599
ALL	(3,853)	273	(3,580)	-	(3,580)
Gross Income from Financial Intermediation	5,428	4,591	10,019	-	10,019
Income from Insurance, Pension Plans and Capitalization Bonds	1,211	-	1,211	-	1,211
Fee and Commission Income	5,701	43	5,744	-	5,744
Personnel Expenses	(3,445)	-	(3,445)	-	(3,445)
Other Administrative Expenses	(3,681)	42	(3,639)	-	(3,639)
Tax Expenses	(1,017)	(292)	(1,309)	-	(1,309)
Companies	(20)	-	(20)	-	(20)
Other Operating Income/Expenses	(2,732)	771	(1,962)	50	(1,912)
Operating Result	1,445	5,155	6,599	50	6,649
Non-Operating Result	(36)	(33)	(68)	-	(68)
Income Tax / Social Contribution and Non-controlling Interest	2,835	(5,122)	(2,287)	(20)	(2,307)
Net Income	4,244	-	4,244	30	4,274

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$5,398 million.

  28  Economic and Financial Analysis Report – June 2015

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Semester of 2015

					R$ million
	1H15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	25,355	1,785	27,140	-	27,140
ALL	(7,979)	849	(7,130)	-	(7,130)
Gross Income from Financial Intermediation	17,376	2,634	20,010	-	20,010
Income from Insurance, Pension Plans and Capitalization Bonds	2,522	-	2,522	-	2,522
Fee and Commission Income	11,808	54	11,862	-	11,862
Personnel Expenses	(7,063)	-	(7,063)	-	(7,063)
Other Administrative Expenses	(7,648)	84	(7,565)	-	(7,565)
Tax Expenses	(2,538)	(122)	(2,660)	-	(2,660)
Companies	13	-	13	-	13
Other Operating Income/Expenses	(5,101)	1,483	(3,619)	101	(3,518)
Operating Result	9,367	4,133	13,500	101	13,601
Non-Operating Result	(125)	2	(123)	-	(123)
Income Tax / Social Contribution and Non-controlling Interest	(525)	(4,135)	(4,660)	(40)	(4,700)
Net Income	8,717	-	8,717	61	8,778

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$4,229 million.

Bradesco    29

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Semester of 2014

					R$ million
	1H14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	27,044	(4,016)	23,028	-	23,028
ALL	(6,896)	894	(6,002)	-	(6,002)
Gross Income from Financial Intermediation	20,148	(3,122)	17,026	-	17,026
Income from Insurance, Pension Plans and Capitalization Bonds	2,514	-	2,514	-	2,514
Fee and Commission Income	10,416	195	10,611	-	10,611
Personnel Expenses	(6,727)	-	(6,727)	-	(6,727)
Other Administrative Expenses	(7,122)	61	(7,061)	-	(7,061)
Tax Expenses	(2,310)	76	(2,234)	-	(2,234)
Companies	87	-	87	-	87
Other Operating Income/Expenses	(4,350)	1,533	(2,817)	93	(2,724)
Operating Result	12,656	(1,257)	11,399	93	11,492
Non-Operating Result	(243)	173	(70)	-	(70)
Income Tax / Social Contribution and Non-controlling Interest	(5,192)	1,084	(4,108)	(37)	(4,145)
Net Income	7,221	-	7,221	56	7,277

(1) Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,184 million.

  30  Economic and Financial Analysis Report – June 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.